SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)

Cardica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
14141R101
(CUSIP Number)
Said S. Hilal President and Chief Executive Officer Applied Medical Corporation 22872 Avenida Empresa Rancho Santa Margarita, California 92688 (949) 713-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Gregg A. Noel, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 August 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 14141R101

1.	NAMES OF REPORTING PERSONS: Applied Medical Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS [WC]
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,300,0001
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,300,0001
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,300,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5%2
14.	TYPE OF REPORTING PERSON CO

1  Sole voting power and sole dispositive power are held indirectly through control of Applied Medical Resources Corporation, a California corporation, a wholly owned subsidiary of the reporting person.

2  Based on 51,060,614 shares of Common Stock outstanding as of May 6, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2013.

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D filed February 21, 2012 (the “Original Filing”), by Applied Medical Corporation, a Delaware corporation (the “Company”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Cardica, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Original Filing.

The Original Filing is amended to make the following changes:

Item 2.   Identity and Background.

Schedule A attached to the Original Filing is hereby amended by replacing it in its entirety with Schedule A attached to this Amendment No. 1.

Item 4.   Purpose of Transaction.

Item 4 of the Original Filing is hereby supplemented by the addition of the following information:

Following a review of its investment in the Issuer, the Company presently intends to dispose of up to 500,000 shares of Common Stock owned by it.  The Company intends to use a financial advisor to assist the Company with the disposition of such shares which may be effected through open market transactions, private agreements or other transactions.

Item 5.   Interest in Securities of the Issuer.

The first two paragraphs of Item 5 of the Original Filing are hereby amended by replacing such paragraphs in their entirety with the following:

The following information with respect to the ownership of Common Stock by the Company is provided as of August 12, 2013:

AMRC beneficially owns 3,300,000 shares of Common Stock, or approximately 6.5% of the number of shares of the Issuer’s Common Stock outstanding as of May 6, 2013. The Company, as the sole stockholder of AMRC, may be deemed to beneficially own the shares of Common Stock beneficially owned by AMRC.  To the knowledge of the Company, none of the Schedule A Persons beneficially owns any shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 13, 2013

APPLIED MEDICAL CORPORATION

By:	/s/ Samir Tall
	Name:	Samir Tall
	Title:	Chief Financial Officer

Schedule A
Directors and Executive Officers of
Applied Medical Corporation

The name and present principal occupation of each director and executive officer of Applied Medical Corporation are set forth below. The business address of each person listed below is c/o Applied Medical Corporation, 22872 Avenida Empresa, Rancho Santa Margarita, California 92688. All directors and executive officers listed below are United States citizens.

Name	Principal Occupation and Business Address (if applicable)
Said S. Hilal	President and Chief Executive Officer and Director, Applied Medical Corporation
Nabil Hilal	Group President, Technology and Director, Applied Medical Corporation
Samir Tall	Chief Financial Officer, Applied Medical Corporation
Stephen E. Stanley	Group President, Distribution, Applied Medical Corporation
Gary Johnson	Group President, Surgical, Applied Medical Corporation
Dennis L. Fowler, M.D.	Director of Applied Medical Corporation; Gerald and Janet Carrus Professor of Surgical Science, Columbia University College of Physicians and Surgeons
Leslee A. Temple, FASLA	Director of Applied Medical Corporation; President, NUVIS Landscape Architecture and Planning
Thomas M. Kasten	Director of Applied Medical Corporation
Charla Byrne Nuñez	Director of Applied Medical Corporation; Assistant Manager, Vehicle Service Claims and Contract Services for American Honda Finance Corporation